

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2023

David A. Martin
SVP and Chief Financial Officer
Titan International, Inc.
1525 Kautz Road, Suite 600
West Chicago, IL 60185

> **Re: Titan International, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **File No. 001-12936**

Dear David A. Martin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Notes to the Consolidated Financial Statementsiness and Significant Accounting Policies
1. Description of Business and Significant Accounting Policies
Revenue Recognition, page F-12

1. We note your revenue recognition policy on page F-12; however, we do not consider the information sufficient in meeting the disclosure objective of the ASC 606-10-50. The objective of the disclosure requirements is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. Consideration should be given to the level of detail necessary to satisfy the disclosure objective. In this regard, the information should be specific to the company and avoid the use of boilerplate language. Please revise accordingly.

2. We note from your disclosures throughout the filing the company designs, manufactures and sells products to OEMs and aftermarket customers. In this regard, please tell us how you considered the guidance outlined in ASC 606-10-50-5 and paragraphs ASC 606-10-

55-89 to 91 in determining the categories to use for disaggregating revenues that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors such as, but not limited to, OEMs and aftermarket customers.

28. Segment and Geographical Information, page F-32

3.   Please revise your segment footnote to comply with the disclosures requirements in ASC 280-10-50-29 and 40.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Gordon at 202-551-3866 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing